82-145

VELCRO®

04 MAR 10 AM 7:21

04010451

SUPPL

FIRST QUARTER INTERIM REPORT

THREE MONTHS ENDED

DECEMBER 31, 2003

1

VELCRO INDUSTRIES N.V.

dw 3/10

REPORT TO SHAREHOLDERS:

Sales for the first quarter of fiscal year 2004 were $60,968,000, which was an increase of 1% over 2003. Operating earnings for the quarter were $4,388,000, a 44% decrease from the prior year.

The disappointing earnings for the quarter reflect weak sales volume during the first two months of the quarter, increased competitive pressures and certain unfavorable currency fluctuations. The Company has ongoing continuous improvement and cost containment programs, and continues to explore growth opportunities through new product introductions and new applications.

Investment income totaled $1,009,000 for the first quarter of fiscal year 2004, up from $412,000 in 2003.

The above factors resulted in net earnings of $3,305,000 ($.11 per share) for the first quarter, a decrease of 38% from the first quarter of last year.

At the Annual General Meeting of Shareholders held on February 9, 2004, all items on the Agenda in the Notice to Shareholders were approved. The following Directors were elected: Colin R. Beaven, Dominique Burnier, Edward J.S. Cripps, Robert W.H. Cripps, Derek R Gray, A. John Holton, Rodney C. Howkins, Pauwla van Sambeek-Ronde and Roy Walker.

The Board approved the following officers:

Robert W.H. Cripps	Chairman
A. John Holton	Deputy Chairman, Chief Executive Officer and President
Peter A. Pelletier	Secretary and Treasurer
Pauwla van Sambeek-Ronde	Joint Secretary

For the Board of Directors

Robert W.H. Cripps
Chairman

A. John Holton
Deputy Chairman

February 12, 2004

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEET
At December 31, 2003

	Dec. 31 2003 US$'000	Sept. 30 2003 US$'000
Current Assets	114,280	105,420
Current Liabilities	(58,943)	(46,784)
Net Current Assets	55,337	58,636
Non Current Assets	250,053	240,528
Long-term Liabilities	(25,663)	(25,630)
NET ASSETS	279,727	273,534
Equity Accounts	286,416	280,215
Less: Treasury Shares	(7,065)	(7,065)
Parent Shareholders' Equity	279,351	273,150
Minority Interest in Subsidiary Companies	376	384
TOTAL EQUITY	279,727	273,534

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
INCOME STATEMENT
Three Months Ended December 31, 2003

	Three Months Ended	
	Dec. 31 2003 US$'000	Dec. 31 2002 US$'000
Sales	60,968	60,633
Operating Expenses	(56,580)	(52,745)
Operating Earnings	4,388	7,888
Royalties and Other Income	100	92
Interest Expense	(256)	(367)
Interest Income	793	498
Other Investment Income (Loss)	216	(86)
Earnings before Income Taxes	5,241	8,025
Income Tax Expense	1,944	2,706
Earnings after Income Taxes	3,297	5,319
Loss Applicable to Minority Shareholders	8	2
NET EARNINGS	3,305	5,321
Average Number of Shares Outstanding during the Period	30,040,490	30,040,490
Basic and Diluted Earnings Per Share (in US$1)	.11	.18
Dividends Per Share (in US$1)	.30	.30

The notes to the unaudited consolidated interim
financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
CASH FLOW STATEMENT
Three Months Ended December 31, 2003

	Three Months Ended	
	Dec. 31 2003 US$'000	Dec. 31 2002 US$'000
Cash Flow from Operating Activities	4,259	7,973
Cash Flow from Investing Activities	(2,605)	(1,828)
Cash Flow from Financing Activities	2,523	(3,696)
Net Increase in Cash and Cash Equivalents	4,177	2,449
Cash and Cash Equivalents at Beginning of Period	20,400	15,438
Cash and Cash Equivalents at End of Period	24,577	17,887

The notes to the unaudited consolidated interim
financial statements are an integral part hereof

ELCRO INDUSTRIES N.V. and Subsidiary Companies
INAUDITED CONSOLIDATED CONDENSED STATEMENT
OF CHANGES IN EQUITY ACCOUNTS
hree Months Ended December 31, 2003

	Capital Stock US$'000	Capital in Excess of Par Value US$'000	Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
Balance at October 1, 2002	20,389	2,901	221,739	1,228	(3,572)	242,685
Net earnings			5,321			5,321
Net increase in fair value of marketable securities				4,789		4,789
Net losses on sales of marketable securities				280		280
Adjustments on translation of subsidiaries					1,590	1,590
Dividends declared			(9,012)			(9,012)
Balance at December 31, 2002	20,389	2,901	218,048	6,297	(1,982)	245,653

	Capital Stock US$'000	Capital in Excess of Par Value US$'000	Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
Balance at October 1, 2003	20,389	2,901	235,924	17,066	3,935	280,215
Net earnings			3,305			3,305
Net increase in fair value of marketable securities				8,792		8,792
Net gains on sales of marketable securities				(155)		(155)
Adjustment on translation of subsidiaries					3,271	3,271
Dividends declared			(9,012)			(9,012)
Balance at December 31, 2003	20,389	2,901	230,217	25,703	7,206	286,416

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

SELECTED EXPLANATORY NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Accounting Standards

Consistent with the most recent annual financial statements for the year ended September 30, 2003, the interim financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Committee (IASC) and adopted by the International Accounting Standards Board.

2. Dividends

The dividend of $0.30 per common share payable on January 5, 2004 to shareholders of record as of December 5, 2003 has been recorded as a liability as of December 31, 2003.

3. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Business segment information is summarized as follows:

For the Three Months Ended December 31, 2003	Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
Segment Revenue:			
External sales	60,968		60,968
Investment Income		1,009	1,009
Segment Results	4,594	903	5,497

For the Three Months Ended December 31, 2002	Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
Segment Revenue:			
External sales	60,633		60,633
Investment Income		412	412
Segment Results	8,086	306	8,392

VELCRO INDUSTRIES N.V.
15 PIETERMAAI, WILLEMSTAD, CURACAO
NETHERLANDS ANTILLES

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TRANSFER AGENTS AND REGISTRAR

COMPUTERSHARE TRUST COMPANY
OF CANADA
MONTREAL, CANADA

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RIDGEFIELD PARK, NEW JERSEY, USA